Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for the Third Fiscal Quarter of Fiscal 2022

FOSHAN, China, August 4, 2022 /PRNewswire/—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced its unaudited financial results for the third fiscal quarter of fiscal 2022 ended May 31, 2022.

FINANCIAL PERFORMANCE HIGHLIGHTS

Third Fiscal Quarter Ended May 31, 2022 Financial Highlights

(in comparison to the same period of the last fiscal year):

RMB in million Except EPS and %	Third Fiscal Quarter Ended May 31, 2022	Third Fiscal Quarter Ended May 31, 2021	YoY % Change
Revenue from continuing operations	437.5	362.4	20.7%
Gross Profit from continuing operations	135.4	52.4	158.2%
Gross Margin from continuing operations	30.9%	14.5%	16.4%
Operating Income/(Loss) from continuing operations	19.3	(70.1)	127.5%
Operating Margin from continuing operations	4.4%	(19.3%)	23.7%
Income from discontinued operations, net of tax	-	258.1	-
Net (Loss)/Income for the quarter	(7.1)	163.9	(104.3%)

Adjusted Gross Profit from continuing operations (1)	139.9	56.6	147.1%
Adjusted Operating Income/(Loss) from continuing operations (2)	23.8	(65.3)	136.4%
Adjusted Net Loss(3) for the quarter	(3.5)	(90.2)	96.1%
Adjusted EBITDA (4) for the quarter	69.0	3.2	2,052.6%

Basic and Diluted Loss per Share from continuing operations	(0.08)	(0.73)	89.0%
Basic and Diluted Earnings per Share from discontinued operations	-	2.16	-
Adjusted Basic and Diluted Loss per Share (5) for the quarter	(0.05)	(0.69)	92.8%

Nine Months Ended May 31, 2022 Financial Highlights

(in comparison to the same period of the last fiscal year):

RMB in million Except EPS and %	Nine Months Ended May 31, 2022	Nine Months Ended May 31, 2021	YoY % Change
Revenue from continuing operations	1,311.1	1,081.8	21.2%
Gross Profit from continuing operations	394.3	173.2	127.7%
Gross Margin from continuing operations	30.1%	16.0%	14.1%
Operating Loss from continuing operations	(3.7)	(185.7)	98.0%
Operating Margin from continuing operations	(0.3%)	(17.2%)	16.9%
Income from discontinued operations, net of tax	-	568.3	-
Net (Loss)/Income for the period	(60.0)	312.4	(119.2%)

Adjusted Gross Profit from continuing operations (1)	408.2	184.7	121.1%
Adjusted Operating Income/(Loss) from continuing operations (2)	9.4	(172.2)	105.5%
Adjusted Net Loss (3) for the period	(49.9)	(244.7)	79.6%
Adjusted EBITDA (4) for the period	196.7	(0.5)	42,300.6%

Basic and Diluted Loss per Share from continuing operations	(0.49)	(2.13)	77.0%
Basic and Diluted Earnings per Share from discontinued operations	-	4.74	-
Adjusted Basic and Diluted Loss per Share (5) for the period	(0.41)	(2.04)	79.9%

1.	Adjusted gross profit/(loss) from continuing operations is defined as gross profit/(loss) from continuing operations excluding amortization of intangible assets.
2.	Adjusted operating income/(loss) from continuing operations is defined as operating income/(loss) from continuing operations excluding share-based compensation expense and amortization of intangible assets.
3.	Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets and income/(loss) from discontinued operations, net of tax.
4.	Adjusted EBITDA is defined as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit; depreciation and amortization, share-based compensation expense and income/(loss) from discontinued operations, net of tax.
5.	Adjusted basic and diluted earnings/(loss) per share is defined as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) attributable to ordinary shareholders excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets and income/(loss) from discontinued operations, net of tax.) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares (each an “ADS”), each representing one Class A ordinary share of the Company, on an as-converted basis.

For more information on these adjusted financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

Overseas Schools (CATS Global Schools)

CATS Global Schools include 4 Stafford House locations in UK, 4 CATS Colleges in US and UK, Cambridge School of Visual & Performing Arts and 3 independent boarding schools in UK as of May 31, 2022.

●	Revenue amounted to RMB187.9 million, representing a 32.1% increase compared to RMB142.3 million in the same fiscal quarter last year, and accounted for 42.9% of the total revenue for the third fiscal quarter.

●	For the nine-month period, revenue amounted to RMB531.1 million, representing a 24.4% increase compared to RMB427.1 million in the same period of last fiscal year, and accounted for 40.5% of the total revenue.

Complementary Education Services

The complementary education services business comprises language training, overseas study counselling, career counselling, study tour and camps as well as international contest training and others.

●	Revenue amounted to RMB138.0 million, compared to RMB147.5 million in the same fiscal quarter last year, and accounted for 31.5% of the total revenue for the third fiscal quarter.

●	For the nine-month period, revenue amounted to RMB456.9 million, representing a 3.1% increase compared to RMB443.0 million for the same period of last fiscal year, and accounted for 34.8% of the total revenue.

Domestic Kindergartens & K-12 Operation Services

The domestic kindergartens & K-12 operation services business comprises of for-profit kindergartens and operation services for domestic K-12 schools including catering and procurement services.

●	Revenue amounted to RMB111.6 million, representing a 53.6% increase compared to RMB72.6 million in the same fiscal quarter last year, and accounted for 25.6% of the total revenue for the third fiscal quarter.

●	For the nine-month period, revenue amounted to RMB323.1 million, representing a 52.6% increase compared to RMB211.7 million for the same period of last fiscal year, and accounted for 24.7% of the total revenue.

RECENT DEVELOPMENTS

On Repayment of Senior Notes

As of the earnings release date, Bright Scholar has redeemed all of its outstanding senior notes matured (the “Redemption”) on July 31, 2022 (the “Maturity Date”). The redemption price included the principal amount of all outstanding Senior Notes of US$223,984,000 and the interest of US$8,343,404 accrued till the day before the Maturity Date. The redemption price paid by the Company on the Maturity Date is US$232,327,404.

Upon completion of the Redemption, all the senior notes will be cancelled and delisted from the official list of the Hong Kong Stock Exchange.

On Going Private Proposal

On April 29, 2022, the Company received a preliminary non-binding proposal letter (the “Proposal”) from its Chairperson of the board of directors (the “Board”), Ms. Huiyan Yang, and Ms. Meirong Yang (collectively, the “Buyer Group”) proposing to acquire all of the outstanding Class A ordinary shares of the Company (the “Class A Shares”), including Class A Shares represented by American depositary shares (the “ADSs,” each representing one Class A ordinary share), and Class B ordinary shares of the Company (the “Class B Shares,” and together with the Class A Shares, the “Shares”) that are not beneficially owned by the Buyer Group for a purchase price of US$0.83 per Share in cash in a going private transaction (the “Proposed Transaction”), subject to certain conditions.

On May 6, 2022, the Board announced that it is has formed a special committee (the “Special Committee”) consisting of three independent directors, Mr. Peter Andrew Schloss, Mr. Jun Zhao and Mr. Ronald J. Packard, to evaluate and consider the Proposal. Mr. Schloss chairs the Special Committee.

On July 21, 2022, the Special Committee announced the appointment of Citigroup Global Markets Asia Limited as independent financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP as legal counsel to the Special Committee to assist it in the process of reviewing and evaluation of the Proposal and any alternative strategic options that the Company may pursue.

“Multiple market and segment performances reflect broad and gradual resumption of its business momentum,” said Mr. Jerry He, Executive Vice Chairman of Bright Scholar. “For continuing operation in the quarter, we recorded a 20.7% growth in revenue and enhancement in operating margin from (19.3%) to 4.4%, compared to the same quarter last fiscal year. On the nine-month basis, top line revenue grew by 21.2% year-over-year, with operating margin improved from (17.2%) to (0.3%).”

Mr. He commented on the performance of overseas school business, “The recovery of overseas business has started to gather momentum. We are pleased to see more and more students back to campus, as a result, our top line revenue increased 32.1% for the quarter and 24.4% for the nine-month period. Our effective cost management measures also yielded results with operating loss continued to narrow.”

“Despite the challenges amid the regional outbreak of pandemic and travel restrictions, the effective COVID-19 containment strategy continues to provide a conducive environment for business recovery across China,” commented by Mr. Zi Chen, Chief Executive Officer of Complementary Education Services. “In particularly, we have been encouraged by the recovery of our overseas study counselling, international contest training, and other quality training business with respective revenue grew by 24.3%, 15.7% and 22.9% year-over-year on a nine-month basis, respectively. Camp business also recorded a promising advanced bookings for summer activities in our main camp sites in Zhejiang, Jiangxi and Guangdong. Our margin profile continues to enhance as we focus on maintaining a competitive cost base to respond to dynamic business environment and optimizing returns by expanding our business portfolio.”

“Our focus remains firmly on rebuilding our business revenues and we are pleased with the progress,” said Ms. Wanmei Li, Chief Executive Officer of Domestic Kindergartens & K-12 Operation Services. “In the quarter, revenue increased by 53.6%. On nine-month basis, revenue grew by 52.6%. The business and financial performance mainly attributed to the expansion of catering services to the students of additional 7 schools and 7 kindergartens over the last nine months. As of the end of May 2022, we had provided catering services to the students in a total of 21 schools and 56 kindergartens.”

Mr. He concluded, “Looking ahead, we will be vigilant to the continued risks related to rising inflationary cost pressures, COVID, geopolitical tensions, and regulatory changes that could affect our businesses. The management team remains steadfast in its commitment to rebuild our domestic business, further improve operational efficiency through effective cost control, strengthen business resilience through diversification and capitalize emerging opportunities to speed up the pace of recovery.”

UNAUDITED FINANCIAL RESULTS for THE THird FISCAL quarter ENDED may 31, 2022

Revenue from Continuing Operations

Revenue for the quarter was RMB437.5 million, representing a 20.7% increase from RMB362.4 million for the same period of the last fiscal year.

Overseas Schools: Revenue contribution for the quarter was RMB187.9 million, representing a 32.1% increase from RMB142.3 million for the same period of the last fiscal year. The increase was mainly attributable to the recovery of overseas schools’ operation from pandemic.

Complementary Education Services: Revenue contribution for the quarter was RMB138.0 million, as compared to RMB147.5 million for the same period of the last fiscal year. The decrease was mainly attributable to the decrease in language training and study tour and camp business.

Domestic Kindergartens & K-12 Operation Services: Revenue contribution for the quarter was RMB111.6 million, representing a 53.6% increase from RMB72.6 million for the same period of the last fiscal year. The increase was mainly attributable to the increase in catering services to the students of K-12 schools.

We have continued to provide essential services without recognizing any revenues relating to such activities to schools provide compulsory education in our discontinued operations, which are key to the normal daily operation of such schools.

Cost of Revenue from Continuing Operations

Cost of revenue for the quarter was RMB302.2 million, as compared to RMB310.0 million for the same period last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit from Continuing Operations

Gross profit for the quarter was RMB135.4 million, representing a 158.2% increase from RMB52.4 million for the same period of the last fiscal year. Gross margin increased to 30.9% from 14.5% for the same period of the last fiscal year.

Adjusted gross profit for the quarter was RMB139.9 million, representing a 147.1% increase from RMB56.6 million for the same period of the last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses from Continuing Operations (6)

Total SG&A expenses for the quarter were RMB117.1 million, as compared to RMB129.2 million for the same period of the last fiscal year.

Adjusted SG&A expenses for the quarter were RMB117.1 million, as compared to RMB128.5 million for the same period of the last fiscal year.

6.	Adjusted SG&A expenses from continuing operations is defined as selling, general and administrative expenses from continuing operations excluding share-based compensation expense.

Operating Income/Loss, Operating Margin and Adjusted Operating Income/Loss from Continuing Operations

Operating income for the quarter was RMB19.3 million, representing a 127.5% increase from operating loss of RMB70.1 million for the same period of the last fiscal year. Operating margin was 4.4% for the quarter, as compared to (19.3%) for the same period of the last fiscal year.

Adjusted operating income for the quarter was RMB23.8 million, representing a 136.4% increase from adjusted operating loss of RMB65.3 million for the same period of the last fiscal year.

Net (Loss)/Income and Adjusted Net Loss

Net loss for the quarter was RMB7.1 million. Net income was RMB163.9 million for the same period of the last fiscal year, which includes net loss of RMB94.2 million from continuing operations and net income of RMB258.1 million from discontinued operations.

Adjusted net loss for the quarter was RMB3.5 million, as compared to adjusted net loss of RMB90.2 for the same period of the last fiscal year.

Net Loss per ordinary share/ADS and Adjusted Net Loss per ordinary share/ADS

Basic and diluted net loss per ordinary share/ADS attributable to ordinary shareholders/ADS holders from continuing operations for the quarter were RMB0.08 and RMB0.08, respectively, as compared to loss of RMB0.73 and RMB0.73, respectively, for the same period of the last fiscal year.

Adjusted basic and diluted net loss per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the quarter were RMB0.05 and RMB0.05, respectively, as compared to loss of RMB0.69 and RMB0.69, respectively, for the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the quarter was RMB69.0 million, as compared to RMB3.2 million for the same period of the last fiscal year.

UNAUDITED FINANCIAL RESULTS for The Nine Months ENDED May 31, 2022

Revenue from Continuing Operations

Revenue for the period was RMB1,311.1 million, representing a 21.2% increase from RMB1,081.8 million for the same period of the last fiscal year.

Overseas Schools: Revenue contribution for the period was RMB531.1 million, representing a 24.4% increase from RMB427.1 million for the same period of the last fiscal year. The increase was mainly attributable to the recovery of overseas schools operation from pandemic.

Complementary Education Services: Revenue contribution for the period was RMB456.9 million. It represented a 3.1% increase from RMB443.0 million for the same period of the last fiscal year. The increase was mainly attributable to the recovery of overseas study counselling business, expansion of international contest business, and other quality education training.

Domestic Kindergartens & K-12 Operation Services: Revenue contribution for the period was RMB323.1 million, representing a 52.6% increase from RMB211.7 million for the same period of the last fiscal year. The increase was mainly due to an increase in catering services to the students at K-12 schools and management and operation services for kindergartens.

We have continued to provide essential services without recognizing any revenues relating to such activities to schools that provide compulsory education in our discontinued operations, which are key to the normal daily operation of such schools.

Cost of Revenue from Continuing Operations

Cost of revenue for the period was RMB916.7 million, as compared to RMB908.6 million for the same period last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit from Continuing Operations

Gross profit for the period was RMB394.3 million, representing a 127.7% increase from RMB173.2 million for the same period of the last fiscal year. Gross margin increased to 30.1% from 16.0% for the same period of the last fiscal year.

Adjusted gross profit for the period was RMB408.2 million, representing a 121.1% increase from RMB184.7 million for the same period of the last fiscal year.

Selling, General and Administrative Expenses and Adjusted SG&A Expenses from Continuing Operations

Total SG&A expenses for the period were RMB402.1 million, as compared to RMB377.4 million for the same period of the last fiscal year.

Adjusted SG&A expenses for the period were RMB402.9 million, as compared to RMB375.3 million for the same period of the last fiscal year.

Operating Loss, Operating Margin and Adjusted Operating Income/Loss from Continuing Operations

Operating loss for the period was RMB3.7 million, representing a 98.0% decrease in loss from operating loss of RMB185.7 million for the same period of the last fiscal year. Operating margin was (0.3%) for the period, as compared to (17.2%) for the same period of the last fiscal year.

Adjusted operating income for the period was RMB9.4 million, representing a 105.5% increase from adjusted operating loss of RMB172.2 million for the same period of the last fiscal year.

Net (Loss)/Income and Adjusted Net Loss

Net loss for the period was RMB60.0 million. Net income was RMB312.4 million for the same period of the last fiscal year, which includes net loss of RMB255.9 million from continuing operations and net income of RMB568.3 million from discontinued operations.

Adjusted net loss for the period was RMB49.9 million, as compared to adjusted net loss of RMB244.7 for the same period of the last fiscal year.

Net Loss per ordinary share/ADS and Adjusted Net Loss per ordinary share/ADS

Basic and diluted net loss per ordinary share/ADS attributable to ordinary shareholders/ADS holders from continuing operations for the period were RMB0.49 and RMB0.49, respectively, as compared to loss of RMB2.13 and RMB2.13, respectively, for the same period of the last fiscal year.

Adjusted basic and diluted net loss per ordinary share/ADS attributable to ordinary shareholders/ADS holders for the period were RMB0.41 and RMB0.41, respectively, as compared to loss of RMB2.04 and RMB2.04, respectively, for the same period of the last fiscal year.

Adjusted EBITDA

Adjusted EBITDA for the period was RMB196.7 million, as compared to adjusted EBITDA loss of RMB0.5 million for the same period of the last fiscal year.

Cash and Working Capital

As of May 31, 2022, the Company’s cash and cash equivalents and restricted cash were RMB1,371.6 million (US$205.6 million), as compared to RMB1,492.6 million as of February 28, 2022. The company also had short-term investments of RMB1,234.8 million (US$185.1 million) as of May 31, 2022.

CONVENIENCE TRANSLATION

The Company’s reporting currency is Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date, for the convenience of readers. Translations of balances in the condensed consolidated balance sheets, and the related condensed consolidated statements of operations, and cash flows from RMB into U.S. dollars as of and for the quarter and nine-month ended May 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.6715, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on May 31, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on May 31, 2022 or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss), adjusted SG&A expenses, adjusted operating income/(loss), adjusted net earnings/(loss) per share attributable to ordinary shareholders basic and diluted as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) from continuing operations as gross profit/(loss) from continuing operations excluding amortization of intangible assets. We define adjusted EBITDA as net income/(loss) excluding interest income/(expense), net, income tax expense/benefit, depreciation and amortization, share-based compensation expense and income/(loss) from discontinued operations, net of tax. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets and income/(loss) from discontinued operations, net of tax. We define adjusted SG&A expenses from continuing operations as selling, general and administration expense from continuing operations excluding share-based compensation expense. We define adjusted operating income/(loss) from continuing operations as net operating income/(loss) from continuing operations excluding share-based compensation expense and amortization of intangible assets. Additionally, we define adjusted net earnings/(loss) per share attributable to ordinary shareholders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders (net income/(loss) to ordinary shareholders excluding share-based compensation expense, amortization of intangible assets, tax effect of amortization of intangible assets and income/(loss) from discontinued operations, net of tax) divided by the weighted average number of basic and diluted ordinary shares or American depositary shares, each representing one Class A ordinary share of the Company, on an as-converted basis.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held business as the related intangibles do not have significant connection to the growth of the business. Therefore, we provide exclusion of amortization of intangible assets to define adjusted gross profit from continuing operations, adjusted operating income/(loss) from continuing operations, adjusted net income/(loss), and adjusted net earnings/(loss) per share attributable to ordinary shareholders, basic and diluted. In addition, due to the impact of the amended Implementation Regulations of the Law on the Promotion of Private Education of the People’s Republic of China (the “Implementation Rules”), the Affected Entities (7) deconsolidated is classified as discontinued operations, which is a non-recurring item. The exclusion facilitates comparisons of our operating performance on a period-to-period basis.  Therefore, we provide exclusion of income/(loss) from discontinued operations, net of tax, to define adjusted net income/(loss), adjusted EBITDA, adjusted net earnings/(loss) per share attributable to ordinary shareholders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss) from continuing operations, adjusted SG&A expenses from continuing operations, adjusted operating income/(loss) from continuing operations, adjusted net earnings/(loss) per share attributable to ordinary shareholders basic and diluted. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expense, and without considering the impact of non-operating items such as interest income/(expense), net; income tax expense/benefit; share-based compensation expense; amortization of intangible assets, tax effect of amortization of intangible assets, and without considering the impact of non-recurring item, i.e. income/(loss) from discontinued operations. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income/(expense), net; income tax expense/benefit; depreciation and amortization; share-based compensation expense; tax effect of amortization of intangible assets; and income/(loss) from discontinued operations, have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

7.	Affected Entities refers to private schools, entities holding such private schools as well as other enterprises within China that are affected by the Implementation Rules effective on September 1, 2021.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	May 31,
	2021	2022
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	844,684	759,848	113,895
Restricted cash	669,029	610,092	91,447
Short-term investments(1)	-	1,234,799	185,086
Accounts receivable, net	41,723	21,197	3,177
Amounts due from related parties, net	15,087	305,489	45,790
Other receivables, deposits and other assets, net	81,119	115,790	17,356
Inventories	7,579	6,727	1,008
Amount due from affected entities(2), net	2,028,866	-	-
Total current assets	3,688,087	3,053,942	457,759
Restricted cash - non current	1,450	1,650	247
Property and equipment, net	519,452	397,853	59,635
Intangible assets, net	485,822	452,491	67,824
Goodwill, net	1,950,186	1,887,082	282,857
Long-term investments	75,443	80,001	11,991
Prepayment for construction contract	5,974	1,738	260
Deferred tax assets, net	64,096	131,832	19,760
Other non-current assets, net	68,217	12,360	1,856
Operating lease right-of-use assets	1,773,773	1,625,440	243,639
Total non-current assets	4,944,413	4,590,447	688,069
TOTAL ASSETS	8,632,500	7,644,389	1,145,828

1.	As of May 31, 2022, all short-term investments principal are guaranteed by a related party of the Company.
2.	The Affected Entities were deconsolidated on August 31, 2021, and became the related parties of the Company since September 1, 2021.

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	May 31,
	2021	2022
	RMB	RMB	USD
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Bright Scholar of RMB 10,941 and RMB 13,627 as of August 31, 2021 and May 31, 2022, respectively)	73,411	103,580	15,526
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to Bright Scholar of RMB 5,641 and RMB 336,319 as of August 31, 2021 and May 31, 2022, respectively)	40,445	461,379	69,157
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 13,876 and RMB 21,210 as of August 31, 2021 and May 31, 2022, respectively)	234,036	297,540	44,597
Short term loan (including short term loan of the consolidated VIEs without recourse to Bright Scholar of RMB nil and RMB nil as of August 31, 2021 and May 31, 2022, respectively)	753,754	480,000	71,948
Bond payable (including bond payable of the consolidated VIEs without recourse to Bright Scholar of RMB nil and RMB nil as of August 31, 2021 and May 31, 2022, respectively)	1,836,362	1,492,044	223,644
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Bright Scholar of RMB 19,091 and RMB 17,321 as of August 31, 2021 and May 31, 2022, respectively)	178,213	123,480	18,509
Contract liabilities (including contract liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 139,126 and RMB 116,060 as of August 31, 2021 and May 31, 2022, respectively)	425,954	344,941	51,704
Refund liabilities (including refund liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 10,398 and RMB 8,553 as of August 31, 2021 and May 31, 2022, respectively)	32,362	19,384	2,906
Operating lease liabilities (including operating lease liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 12,005 and RMB 22,555 as of August 31, 2021 and May 31, 2022, respectively)	123,215	112,260	16,827
Amounts due to affected entities (including Amounts due to affected entities of the consolidated VIEs without recourse to Bright Scholar of RMB 276,378 and RMB nil as of August 31, 2021 and May 31, 2022, respectively)	333,270	-	-

Total current liabilities	4,031,022	3,434,608	514,818

Contract liabilities – non current (including contract liabilities – non current of the consolidated VIEs without recourse to Bright Scholar of RMB 1,084 and RMB 1,040 as of August 31, 2021 and May 31, 2022, respectively)	1,421	2,419	363
Deferred tax liabilities, net (including deferred tax liabilities of the consolidated VIEs without recourse to Bright Scholar of RMB 9,561 and RMB 10,134 as of August 31, 2021 and May 31, 2022, respectively)	26,744	23,006	3,448
Other non-current liabilities due to related parties (including non-current liabilities due to related parties of the consolidated VIEs without recourse to Bright Scholar of RMB 13,154 and RMB 11,019 as of August 31, 2021 and May 31, 2022, respectively)	13,154	11,019	1,651
Long term loan (including long term loan of the consolidated VIEs without recourse to Bright Scholar of RMB nil and RMB nil as of August 31, 2021 and May 31, 2022, respectively)	616	631	95
Operating lease liabilities – non current (including operating lease liabilities – non current of the consolidated VIEs without recourse to Bright Scholar of RMB 83,475 and RMB 74,891 as of August 31, 2021 and May 31, 2022, respectively)	1,752,667	1,592,818	238,750
Total non-current liabilities	1,794,602	1,629,893	244,307

TOTAL LIABILITIES	5,825,624	5,064,501	759,125

EQUITY
Share capital	8	8	1
Additional paid-in capital	1,727,020	1,693,358	253,820
Statutory reserves	2,531	14,873	2,229
Accumulated other comprehensive income	168,324	74,435	11,158
Accumulated retained earnings	648,944	578,335	86,687

Shareholders’ equity	2,546,827	2,361,009	353,895
Non-controlling interests	260,049	218,879	32,808

Total equity	2,806,876	2,579,888	386,703

TOTAL LIABILITIES AND EQUITY	8,632,500	7,644,389	1,145,828

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data)

	Three Months Ended May 31,			Nine Months Ended May 31,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
Continuing operations
Revenue	362,446	437,549	65,585	1,081,759	1,311,054	196,516
Cost of revenue	(310,007)	(302,158)	(45,291)	(908,562)	(916,742)	(137,412)

Gross profit	52,439	135,391	20,294	173,197	394,312	59,104
Selling, general and administrative expenses	(129,180)	(117,122)	(17,556)	(377,374)	(402,068)	(60,267)
Other operating income	6,625	1,002	150	18,461	4,087	613

Operating (loss)/income	(70,116)	19,271	2,888	(185,716)	(3,669)	(550)
Interest expense, net	(51,554)	(26,364)	(3,952)	(122,363)	(110,747)	(16,600)
Investment income	39,321	28,155	4,220	87,406	107,109	16,055
Other expenses	(948)	926	139	(7,102)	(5,229)	(785)

Loss before income taxes and share of equity in loss of unconsolidated affiliates	(83,297)	21,988	3,295	(227,775)	(12,536)	(1,880)
Income tax expense	(10,786)	(28,949)	(4,339)	(27,512)	(47,252)	(7,083)
Share of equity in loss of unconsolidated affiliates	(156)	(121)	(18)	(608)	(232)	(35)

Loss from continuing operations	(94,239)	(7,082)	(1,062)	(255,895)	(60,020)	(8,998)

Discontinued operations
Income from discontinued operations, net of tax	258,143	-	-	568,284	-	-

Net income/(loss)	163,904	(7,082)	(1,062)	312,389	(60,020)	(8,998)

Net (loss)/income attributable to non-controlling interests
Continuing operations	(7,621)	1,857	278	(1,253)	(1,753)	(264)
Discontinued operations	1,173	-	-	1,696	-	-

Net (loss)/ income attributable to ordinary shareholders
Continuing operations	(86,618)	(8,939)	(1,340)	(254,642)	(58,267)	(8,734)
Discontinued operations	256,970	-	-	566,588	-	-

Net (loss)/earnings per share attributable to ordinary shareholders
—Basic
Continuing operations	(0.73)	(0.08)	(0.01)	(2.13)	(0.49)	(0.07)
Discontinued operations	2.16	-	-	4.74	-	-

—Diluted
Continuing operations	(0.73)	(0.08)	(0.01)	(2.13)	(0.49)	(0.07)
Discontinued operations	2.16	-	-	4.74	-	-

Weighted average shares used in calculating net (loss)/earnings per ordinary share:
—Basic
Continuing operations	119,162,036	118,669,795	118,669,795	119,300,151	118,706,830	118,706,830
Discontinued operations	119,162,036	-	-	119,300,151	-	-
—Diluted
Continuing operations	119,162,036	118,669,795	118,669,795	119,300,151	118,706,830	118,706,830
Discontinued operations	119,162,036	-	-	119,300,151	-	-

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended May 31,			Nine Months Ended May 31,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
Net cash (used in)/ generated from operating activities	(200,367)	321,060	48,124	(143,962)	(64,556)	(9,676)

Net cash used in investing activities	(307,578)	(20,750)	(3,110)	(2,520,180)	(1,202,394)	(180,228)

Net cash generated from/(used in) financing activities	118,089	(479,033)	(71,803)	22,168	1,102,803	165,301

Effect of exchange rate changes on cash	(40,493)	57,693	8,647	(113,873)	20,574	3,082

Net change in cash and cash equivalents, and restricted cash	(430,349)	(121,030)	(18,142)	(2,755,847)	(143,573)	(21,521)

Cash and cash equivalents, and restricted cash at beginning of the period	2,098,439	1,492,620	223,731	4,423,937	1,515,163	227,110

Cash and cash equivalents, and restricted cash at end of the period	1,668,090	1,371,590	205,589	1,668,090	1,371,590	205,589

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data)

	Three Months Ended May 31,			Nine Months Ended May 31,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
Gross profit from continuing operations	52,439	135,391	20,294	173,197	394,312	59,104
Add: Amortization of intangible assets	4,174	4,523	678	11,459	13,883	2,081
Adjusted gross profit from continuing operations	56,613	139,914	20,972	184,656	408,195	61,185

Operating (loss)/income from continuing operations	(70,116)	19,271	2,888	(185,716)	(3,669)	(550)
Add: Share-based compensation expense	662	-	-	2,032	(816)	(122)
Add: Amortization of intangible assets	4,174	4,523	678	11,459	13,883	2,081
Adjusted operating (loss)/income from continuing operations	(65,280)	23,794	3,566	(172,225)	9,398	1,409

Net income/(loss)	163,904	(7,082)	(1,062)	312,389	(60,020)	(8,998)
Add: Share-based compensation expense	662	-	-	2,032	(816)	(122)
Add: Amortization of intangible assets	4,174	4,523	678	11,459	13,883	2,081
Add: Tax effect of amortization of intangible assets	(838)	(958)	(144)	(2,314)	(2,953)	(443)
Less: Income from discontinued operations, net of tax	258,143	-	-	568,284	-	-
Adjusted net loss	(90,241)	(3,517)	(528)	(244,718)	(49,906)	(7,482)

Net income/(loss) attributable to ordinary shareholders	170,352	(8,939)	(1,340)	311,946	(58,267)	(8,734)
Add: Share-based compensation expense	662	-	-	2,032	(816)	(122)
Add: Amortization of intangible assets	4,174	4,523	678	11,459	13,883	2,081
Add: Tax effect of amortization of intangible assets	(838)	(958)	(144)	(2,314)	(2,953)	(443)
Less: Income from discontinued operations, net of tax	256,970	-	-	566,588	-	-
Adjusted net loss attributable to ordinary shareholders	(82,620)	(5,374)	(806)	(243,465)	(48,153)	(7,218)

Net income/(loss)	163,904	(7,082)	(1,062)	312,389	(60,020)	(8,998)
Add: Interest expense, net	51,554	26,364	3,952	122,363	110,747	16,600
Add: Income tax expense	10,786	28,949	4,339	27,512	47,252	7,083
Add: Depreciation and amortization	34,442	20,760	3,112	103,522	99,492	14,913
Add: Share-based compensation expense	662	-	-	2,032	(816)	(122)
Less: Income from discontinued operations, net of tax	258,143	-	-	568,284	-	-
Adjusted EBITDA	3,205	68,991	10,341	(466)	196,655	29,476

Selling, general and administrative expenses from continuing operations	129,180	117,122	17,556	377,374	402,068	60,267
Less: Share-based compensation expense	662	-	-	2,032	(816)	(122)

Adjusted selling, general and administrative expenses from continuing operations	128,518	117,122	17,556	375,342	402,884	60,389

Weighted average shares used in calculating adjusted net loss per ordinary share:
—Basic and Diluted
Continuing operations	119,162,036	118,669,795	118,669,795	119,300,151	118,706,830	118,706,830
Discontinued operations	119,162,036	-	-	119,300,151	-	-

Adjusted net loss per share attributable to ordinary shareholders

—Basic	(0.69)	(0.05)	(0.01)	(2.04)	(0.41)	(0.06)
—Diluted	(0.69)	(0.05)	(0.01)	(2.04)	(0.41)	(0.06)